Shareholder meeting results (Unaudited)

February 27, 2014 special meeting
A proposal to approve a new management contract between the fund and Putnam Management was approved as follows:

Votes for 	Votes against 	Abstentions
29,731,555 	1,310,388 	963,323

April 25, 2014 meeting
At the meeting, a proposal to fix the number of Trustees at 14 was approved as follows:

Votes for 	Votes against 	Abstentions
47,771,905 	1,808,042 	867,678

At the meeting, each of the nominees for Trustees was elected, as follows:
      			Votes for 	Votes withheld
Liaquat Ahamed 		48,286,459 	2,161,172
Ravi Akhoury 		48,242,831 	2,204,800
Barbara M. Baumann 	48,436,871 	2,010,760
Jameson A. Baxter 	48,398,108 	2,049,523
Charles B. Curtis 	48,422,411 	2,025,220
Robert J. Darretta 	48,472,179 	1,975,452
Katinka Domotorffy 	48,393,964 	2,053,667
Paul L. Joskow 		48,497,721 	1,949,910
Kenneth R. Leibler 	48,522,237 	1,925,394
George Putnam, III 	48,447,289 	2,000,341
Robert L. Reynolds 	48,481,832 	1,965,799
W. Thomas Stephens 	48,455,458 	1,992,173

A quorum was not present with respect to the matter of electing two Trustees to be voted on by the preferred shareholders voting as a separate class. As a result, in accordance with the funds Declaration of Trust and Bylaws, independent fund Trustees John
A. Hill and Robert E. Patterson remain in office and continue to serve as Trustees.


June 24, 2014 meeting
At the meeting a proposal to authorize the Trustees to amend and restate the funds Agreement and Declaration of Trust to revise the quorum requirement for shareholder meetings, with respect to which the April 25, 2014 meeting had been adjourned, was approved as follows:

Votes for             Votes against                 Abstentions
29,735,084             5,633,887                       988,160

At the meeting, a proposal to authorize the Trustees to amend and restate the funds Agreement and Declaration of Trust to make other changes, with respect to which the April 25, 2014 meeting had been adjourned, was approved as follows:


Votes for             Votes against                 Abstentions
32,075,750             2,933,340                   1,348,037
At the meeting, a proposal to authorize the Trustees to amend the funds Agreement and Declaration of Trust to eliminate certain mandatory shareholder votes on converting the fund to an open-ended investment company, with respect to which the April 25, 2014 meeting had been adjourned, was not approved as follows:



Votes for             Votes against                 Abstentions
27,391,330              7,743,115                   1,222,682

All tabulations are rounded to the nearest whole number.